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[BROWN-FORMAN LETTERHEAD]

                                February 4, 2003

To Our Shareholders:

Brown-Forman Corporation is offering to purchase up to 1,500,000 shares of our Class A Common Stock and up to 6,800,000 shares of our Class B Common Stock from you, in each case at prices within the range of $63.00 to $73.00 per share, net to the seller in cash, without interest.

Holders of each class of shares are invited to tender their shares to us through a procedure commonly referred to as a modified "Dutch auction." This procedure allows you to select the price within the range of $63.00 and $73.00 per share at which you are willing to sell your shares to us. The range of prices at which we are offering to buy shares is a significant premium over the market prices before we announced our offer; Class A shares were trading at $64.90 per share and Class B shares were trading at $62.14 per share as of the close of the market on January 31, 2003, the day before we announced the offer.

Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price that will allow us to purchase up to 1,500,000 Class A shares. Similarly, we will determine the lowest single per share price that will allow us to purchase up to 6,800,000 Class B shares. We will pay the selected price for each class of stock for all shares of that class tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you.

If you tender your shares to us, you will not have to pay the brokerage fee that you would if you sold your shares on the open market. This opportunity to sell shares without paying any brokerage fee is particularly valuable to smaller shareholders, for whom such fees can be relatively high. For larger shareholders concerned about adverse effects on price and liquidity of selling a large block of shares, the tender offer is an opportunity to receive a uniform price for shares at a significant premium above the shares' market price before we announced the offer.

Any stockholder whose shares are properly tendered directly to National City Bank, the Depositary for the offer, and purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

We are making this offer because the Board of Directors believes that the purchase of shares pursuant to the offer constitutes a prudent use of our financial resources. However, neither we nor the Board of Directors nor the Dealer Manager is making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.

On January 23, 2003, we declared a dividend of $0.375 per share, to be paid on April 1, 2003 to shareholders of record on March 4, 2003. If you sell shares and are not the record owner as of March 4, 2003, you will not receive this dividend. However, if you tender shares pursuant to the offer, you will receive this dividend, even if you tender such shares before March 4, 2003.

The tender offer is explained in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

This offer will expire at 12:00 Midnight, New York City time, on Tuesday, March 4, 2003, unless we extend the offer. We have retained Georgeson Shareholder Communications Inc. as our Information Agent and Goldman, Sachs & Co. as our Dealer Manager to help you respond to this tender offer. Banks and brokers should contact the Information Agent at (212) 440-9800 and all others should call toll free at (866) 203-2582. Their representatives will be pleased to answer any questions you may have, and can help you complete the correct documents if you decide to tender. The offer documents are also available at the website of the Securities and Exchange Commission at www.sec.gov and through Brown-Forman's website at www.b-f.com.

                                       Very truly yours,

                                       /s/ Owsley Brown
                                       OWSLEY BROWN II
                                       Chairman and Chief Executive Officer